BB

KW 3/18

SEC Mail Processing Section
RECEIVED
MAR 02 2011
Wash, D.C.
211

11021158

UNI[...]
SECURITIES AND E[...]
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-67388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nolita Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 S. LaSalle Street, Suite 300
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan — (312) 431-0014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor	Bannockburn	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28

OATH OR AFFIRMATION

I, James McNulty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nolita Capital, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Michael C McNulty
Notary Public State of Illinois
My Commission Expires 05/03/2014

[signature]
Signature

Managing Member
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOLITA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

TABLE OF CONTENTS

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Nolita Capital, LLC

We have audited the accompanying statement of financial condition of Nolita Capital, LLC as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nolita Capital, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

FGMK, LLC

Bannockburn, Illinois
February 23, 2011

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

NOLITA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 1,207,374
Due from clearing broker	105,392,437
Dividend and interest receivable	1,224
Securities owned, at market	
Equities	81,260,719
Options	18,424,731
Other assets	25,000
	$ 206,311,485

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Securities sold, not yet purchased, at market	
Equities	$ 104,959,790
Options	36,609,829
Accounts payable and accrued expenses	677,160
Distributions payable	26,301,621
	168,548,400
MEMBERS' EQUITY	37,763,085
	$ 206,311,485

The accompanying notes are an integral part of this statement.

NOLITA CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

REVENUE	
Trading gains, net	$ 14,826,555
Interest and dividend income	5,510,330
	20,336,885
EXPENSES	
Interest and dividend expense	13,548,892
Trading expenses	7,412,405
Salaries and related costs	1,307,358
Independent contractors	1,104,001
General and administrative expenses	964,818
Exchange fees and dues	787,693
Research services	70,126
	25,195,293
NET LOSS	$(4,858,408)

The accompanying notes are an integral part of this statement.

NOLITA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2010

MEMBERS' EQUITY - BEGINNING OF YEAR	$ 94,217,240
CONTRIBUTIONS FROM MEMBERS	3,550,000
DISTRIBUTIONS TO MEMBERS	(55,145,747)
NET LOSS	(4,858,408)
MEMBERS' EQUITY - END OF YEAR	$ 37,763,085

The accompanying notes are an integral part of this statement.

NOLITA CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(4,858,408)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due to (from) clearing brokers	185,402,413
Dividends receivables	252
Securities owned, at market	119,374,938
Securities sold, not yet purchased, at market	(271,898,355)
Accounts payable and accrued expenses	(1,625,224)
Net Cash Provided By Operating Activities	26,395,616
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from members	3,550,000
Distributions to members	(28,844,126)
Net Cash Used In Financing Activities	(25,294,126)
NET CHANGE IN CASH	1,101,490
CASH - BEGINNING OF YEAR	105,884
CASH - END OF YEAR	$ 1,207,374
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for interest and dividends during the year	$ 13,550,000
SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW FINANCING ACTIVITIES	
Distributions declared, not yet paid	$ 26,301,621

The accompanying notes are an integral part of this statement.

NOLITA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Nolita Capital, LLC, an Illinois limited liability company (the "Company"), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Chicago Stock Exchange, with its office of operations located in Chicago, Illinois.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Due To/From Clearing Broker. Receivables from and payables to clearing organizations consist of cash accounts or amounts borrowed on margin.

Deposits. The Company is required to maintain a $10,000 "good-faith" escrow deposit required by its outside clearing broker.

Revenue Recognition. The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, are presented net.

Income Taxes. The Company is taxed as a partnership and generally does not pay Federal or state income taxes on its taxable income. Instead, the members are liable for Federal and state income taxes on their proportionate shares of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

The Company's federal income tax returns are subject to examination by the Internal Revenue Service, generally for three years after they are filed. In addition, the Company's state tax returns are subject to examination by state tax authorities for similar time periods. Because many types of transactions are susceptible to varying interpretations under federal and state income tax laws and regulations, the amounts reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

NOTE 2 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement and Disclosures*. The fair value measurement for these assets and related liabilities are all level 1 inputs, thus are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

NOTE 3 – FINANCIAL INSTRUMENTS

Derivatives. Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

(Continued)

NOLITA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 3 – FINANCIAL INSTRUMENTS (Continued)

Derivatives (Concluded). Derivatives used for economic hedging purposes are mainly futures. Unrealized gains and losses on these derivative contracts are recognized currently in the statement of income as part of firm trading revenues. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all the financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments. See Note 5 for other disclosures related to derivatives.

Fair values of forwards, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Principal Transactions. The Company's principal transactions by reporting categories, including derivatives, for the year ended December 31, 2010, are the following:

Equity	$(79,224,477)
Foreign exchange and other derivative financial instruments	94,051,032
	$ 14,826,555

Volume of Derivative Activities. At December 31, 2010, the volume of the Company's derivative activities based on their notional amounts[a] and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure		Short Exposure	
Primary Underlying Risk	Notional Amounts	Number of Contracts	Notional Amounts	Number of Contracts
Equity price				
Options[b]	$ 18,424,731	163,941	$ 36,609,829	202,067

[a] Notional amounts are presented net of identical offsetting derivative contracts.

[b] Notional amounts for options are based on the number of contracts times the fair value of the underlying instruments as-if exercised at December 31, 2010.

Statement of Financial Condition Tabular Disclosures

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as derivative contracts, categorized by primary underlying risk, at December 31, 2010. Balances are presented on a gross basis, prior to the application of the impact of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of master netting arrangements and have been reduced by the application of cash collateral receivables and payables with its counterparties.

Primary Underlying Risk	Derivative Assets	Derivative Liabilities
Equity price		
Options	$ 18,424,731	$ 36,609,826
Less: Master netting arrangements	-	-
Less: Cash collateral applied	-	-
Net derivative assets and liabilities	$ 18,424,731	$ 36,609,826

(Continued)

NOLITA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 3 – FINANCIAL INSTRUMENTS (Concluded)

Statement of Operations Tabular Disclosures

The following table identifies the net gain and loss amounts included in the statement of operations as net gain (loss) from derivative contracts, categorized by primary underlying risk, for the year ended December 31, 2010.

Primary Underlying Risk	Amount of Gain
Equity price	
Options	$ 91,367,042
Commodity price	
Futures contracts	2,683,990
Net gain from derivative contracts	$ 94,051,032

Short Sales. The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the sale. A gain, limited to the price at which the Company sold short, or a loss, unlimited in size, will be recognized upon the termination of a short sale. Such transactions are reflected as securities sold but not yet purchased in the accompanying statement of financial condition.

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS

Financial Instruments. The Company enters into various transactions involving derivatives and other off-balance sheet risk. These financial instruments include futures and foreign exchange contracts. These derivative financial instruments are entered for trading purposes or to economically hedge other positions or transactions.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Market risk is substantially dependent on the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

Financial Futures Contracts. The Company invests in financial futures contracts solely for the purpose of hedging its existing portfolio securities, or securities that the Company intends to purchase, against fluctuations in fair value caused by changes in prevailing market interest rates. Upon entering a futures contract, the Company is required to pledge to the broker the amount of cash, U.S. Government securities, or other assets, equal to the certain percentage of the contract amount (initial margin deposit). Subsequent payments, known as "variation margin", are made or received by the Company each day, depending on daily fluctuations in the fair value of the underlying security. The Company recognizes a gain or loss equal to the daily variation margin. Should market conditions move unexpectedly, the Company may not achieve the anticipated benefits of the financial futures contracts and may realize a loss. The use of futures transactions involves risk of imperfect correlation in movements in the price of futures contracts, interest rates, and underlying hedged assets.

Options. The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may enter into options to speculate on the price movements of the financial instrument underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

(Continued)

NOLITA CAPITAL LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 4 – SUMMARY OF OFF-BALANCE SHEET RISKS (Concluded)

Options (Concluded). Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Option written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from the counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparties to its option transactions in evaluating potential credit risk.

Warrants. The Company may receive warrants from its portfolio companies upon an investment in the debt or equity of a company. The warrants provide the Company with exposure and potential gains upon equity appreciation of the portfolio company's share price.

The value of a warrant has two components-time value and intrinsic value. A warrant has a limited life and expires on a certain date. As the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the purchase price of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its warrants.

Margin. The Company's activities may be transacted on either a cash or margin basis. In margin transactions, credit is extended to the Company, and is subject to various regulatory and internal margin requirements, collateralized by cash and securities in the Company's account. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that the Company may incur. The Company monitors required margin levels and, pursuant to such guidelines, may deposit additional collateral or reduce positions when necessary.

Concentrations of Credit Risk. The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Market Risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

NOTE 5 – GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

(Continued)

NOLITA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Continued)

NOTE 5 – GUARANTEES (Concluded)

Derivative Contracts. Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. See Note 3 for other disclosures related to derivatives.

Indemnifications. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees. The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make material payments under these agreements is remote.

NOTE 6 – OPERATING LEASE COMMITMENT

The Company has a non-cancelable operating lease for office space. The lease provides for monthly payments of $12,000, and expires May 2011. Total rent expense amounted to $144,000 for the year ended December 31, 2010.

NOLITA CAPITAL, LLC

NOTES TO THE FINANCIAL STATEMENTS
(Concluded)

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital amount of $100,000, and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2010, the Company had net capital of $23,102,920, which was $21,311,546 in excess of its required net capital of $1,791,374.

Subsequent to year end, management made capital distributions of $26,301,621. No other capital distributions are anticipated to be made during the six months after December 31, 2010.

NOTE 8 – SUBSEQUENT EVENTS

The Company's management has evaluated all known subsequent events from December 31, 2010 through February 23, 2011, the date the accompanying financial statements were available to be issued, and is not aware of any material subsequent events occurring during this period that have not been properly disclosed in the notes to the financial statements.

SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
Nolita Capital, LLC

We have audited the accompanying financial statements of Nolita Capital, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in page 14 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FGMK, LLC

Bannockburn, Illinois
February 23, 2011

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

NOLITA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

NET CAPITAL	
Members' equity, December 31, 2010	$ 37,763,085
Deduct	
Members' equity not allowed for net capital	-
Total Members' equity qualified for net capital	37,763,085
Add	
Allowable subordinated liabilities	-
Other deductions or credits	-
Total capital and allowable subordinated liabilities	37,763,085
Deductions and / or charges	
Total non-allowable assets	(25,000)
Secured demand note deficiency	-
Cap charges for spot & commodity futures	-
Other deductions and / or charges	-
Other additions and / or allowable credits	-
Net capital before haircuts	37,738,085
Haircuts on securities	
Contractual commitments	-
Subordinated debt	-
Trading and investment securities	
Exempted securities	-
Debt securities	-
Options	-
Other securities	(14,635,165)
Undue concentration	-
Other	-
NET CAPITAL UNDER RULE 15c3-1, DECEMBER 31, 2010	$ 23,102,920

See Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital under Rule 15c3-1, December 31, 2010	$ 23,102,920
A. Minimum net capital required based on aggregate indebtedness	$ 1,791,374
B. Minimum dollar requirement	$ 100,000
Net capital requirement (greater of A. or B.)	$ 1,791,374
Excess basic net capital requirement, December 31, 2010	$ 21,311,546

No material differences were noted between the above computation and the computation made by Nolita Capital, LLC of net capital under Rule 15c3-1. Therefore, no reconciliation is necessary pursuant to Rule 17a-5(d)(4).

NOLITA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010

FGMK, LLC
One Source
Infinite Solutions™

Certified
Public Accountants
and Consultants

INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES RELATED
TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Nolita Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Nolita Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and The Chicago Stock Exchange, solely to assist you and the other specified parties in evaluating Nolita Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nolita Capital, LLC's management is responsible for the Nolita Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in From SIPC-7 with respective cash disbursement record noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Bannockburn, Illinois
February 23, 2011

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

SIPC-7 (31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (31-REV 5/10)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Nolita Capital, LLC
601 S. LaSalle Street, Suite 300
Chicago, IL 60605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James McNulty (312) 543-2333

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 11,825
B. Less payment made with SIPC-6 filed (exclude interest) Payment Not Made (Date Paid)		(0)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		11,825
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 11,825
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 11,825	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

COPY
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of _______________, 20 _____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 10
and ending December 31, 20 10
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 20,336,884
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		2,683,990
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		7,412,405
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 5,510,329	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		5,510,329
Total deductions		15,606,724
2d. SIPC Net Operating Revenues		$ 4,730,160
2e. General Assessment @ .0025		$ 11,825

(to page 1 but not less than $150 minimum)

NOLITA CAPITAL, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

DECEMBER 31, 2010

FGMK, LLC
One Source
Infinite Solutions™
Certified
Public Accountants
and Consultants

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5**

To the Members
Nolita Capital, LLC

In planning and performing our audit of the financial statements of Nolita Capital, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5
(Concluded)

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Financial Industry Regulatory Industry ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

FGMK, LLC

Bannockburn, Illinois
February 23, 2011